MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2008

T A B L E   O F   C O N T E N T S

Page

1.

2008 – Periods in Review

1

2.

Highlights of the Quarter Ended March 31, 2008 and Updates

1

3.

Operations

1

4.

Development

2

5.

Exploration Review

3

6.

Production

4

7.

Legal

5

8.

Results of Operations

5

9.

Liquidity

8

10.

Capital Resources

8

11.

Summary of Quarterly Results

9

12.

Off-Balance Sheet Arrangements

10

13.

Critical Accounting Estimates

10

14.

Future Canadian Accounting Pronouncements

11

15.

Risks and Uncertainties

11

16.

Non-GAAP Measures

13

17.

Other MD&A Requirements

13

18.

Disclosure of Outstanding Share Data

14

19.

Management’s Report on Internal Control over Financial Reporting

14

20.

Cautionary Statement on Forward-Looking Information

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

1.

2008 – Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or the “Company”) is a gold producer based in Vancouver, Canada. The Company owns and operates the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China. We also explore for, and may acquire, mineral properties for exploration and possible development into gold mines.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and the unaudited interim consolidated financial statements for the period ended March 31, 2008. All dollar amounts in this MD&A are expressed in United States dollars unless stated otherwise. This MD&A is prepared as of April 30, 2008.

2.

Highlights of the Quarter Ended March 31, 2008 and Updates

During the quarter ended March 31, 2008, we:

•

Resumed operations on March 6, 2008 at our Kişladağ gold mine and produced 27,228 ounces of gold during the month,

•

Sold 73,604 ounces of gold from our TJS and Kişladağ mines at a realized average price of $933 per ounce (Q1 2007 – 64,177 ounces at $647 per ounce, including 3,729 ounces from the São Bento mine),

•

Produced 67,234 ounces of gold at a cash cost of $213 per ounce (Q1 2007 – 76,288 ounces at $220 per ounce),

•

Reported earnings of $0.06 per share (Q1 2007 – $0.04 per share),

•

Signed a Memorandum of Understanding (“MOU”) regarding the sale of iron ore to BHP Billiton produced from our Vila Nova Iron Ore Deposit (“Vila Nova”) in Brazil and

•

Continued progress in acquiring the land required for the Efemçukuru project (“Efemçukuru”) in Turkey.

On April 21, 2008, we announced the intention to make an offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (“FRP”). The proposed transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis). FRP shareholders will receive 0.122 common shares of Eldorado for every common share of FRP.

3.

Operations

TJS Mine

The TJS mine milled 223,395 tonnes of ore at a head grade of 6.83 g/t Au during the first quarter of 2008. Gold produced for the quarter was 40,006 ounces at a cash cost of $211 per ounce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

Capital expenditures for the quarter of $6.6 million were mainly related to constructing the roaster, which we expect to be completed by the fourth quarter of 2008. The sulphide ore processing construction project reached a significant milestone on March 31 with 500,000 man hours worked without a lost-time accident.

We made the transition to contractor mining during the first quarter. The contractor is currently mining ore and waste in the Qinglongtan (“QLT”) pit and waste only in the Jinlonggou (“JLG”) pit.  Both the mine and the mill continue to perform at or above expectations.

Kişladağ Mine

The Kişladağ mine re-opened on March 6, 2008. During the month of March, we placed 529,480 tonnes of ore on the leach pad at a grade of 1.18 g/t Au. We produced 27,228 ounces of gold at a cash cost of $217 per ounce during the quarter.

The Kişladağ workforce was kept intact during the shutdown period, which greatly assisted a smooth transition to production after the mine re-opened. Full mine production was achieved during March and we expect the crushing and screening circuits to achieve 10 million tonne per annum levels during the second quarter of 2008.

São Bento Mine

All mining and production operations ceased at São Bento in the second quarter of 2007. During the first quarter of 2008, we spent $0.9 million on property reclamation and contractual severance payments, which was offset by a gain of $2.4 million realized by selling excess energy into the market. Disposal of mine assets, including gold from mill cleaning, totalled $0.6 million.

Our management is continuing to evaluate alternatives to maximize shareholder value for the São Bento assets in a competitive market for both mining equipment and the strategic location of the São Bento infrastructure.

4.

Development

Efemçukuru

We have received the necessary permits for the major infrastructure and access road, allowing work to begin in these areas.

Preliminary engineering was ongoing during the first quarter, focusing on the site layout, access road design and water management structures. We expect work on the access road to begin early in the second quarter. Sourcing of the major plant equipment has been revised to establish current pricing and delivery conditions in preparation for procurement of long lead equipment. We revised the geologic model to incorporate all of the 2007 drilling results, and this model will be used to target future drilling.

The expropriation process to acquire the additional privately owned land needed for the project is proceeding satisfactorily.

Vila Nova Iron Ore

Work continued at the Vila Nova Iron Ore project in anticipation of commissioning in the fourth quarter of 2008. In March 2008, we signed an MOU with BHP Billiton covering the sale of all lump ore and sinter fines for the first three years of production.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

By the end of the quarter, site clearing was 80% complete and a contract was signed for the major earthworks needed for the site infrastructure. Orders have been placed for the main process equipment with delivery times that meet the project schedule. Finally, we initiated an infill core drilling program during the quarter to provide information for detailed mine planning during the first few years of operation.

5.

Exploration Review

Exploration expense for the quarter ended March 31, 2008 was $2.2 million (Q1 2007 – $2.8 million). We incurred exploration expenditures totalling $1.2 million in Turkey, $0.5 million in Brazil, $0.1 million in China and $0.4 million in other locations.

Our exploration budget for 2008 is $6.9 million. Based on the successful drilling at Kişladağ in 2007 and our prospective land positions at Kişladağ, Efemçukuru and TJS, our exploration focus in 2008 will be on these three properties and on grassroots exploration and project evaluations in Brazil.

Turkey

Detailed logging of the Efemçukuru core from the 2007 program continued in the first quarter of 2008 and samples were defined for metallurgical testing. We surveyed soil sampling grid lines in the field and began sampling targets outside of the main ore zones. We obtained drill road permits and we are developing a program and budget for a small drill program targeting the north ore shoot. Additional holes may be added based on soil sampling results.

A significant drill program has been planned for Kişladağ, which will start in the second quarter. This program is designed to follow up on results obtained in 2007 that saw increases to both the resources and reserves at the mine. The focus of the 2008 program will be to convert inferred resources to measured and indicated and to explore areas in which the mineralization is still open at depth and on the flanks of the deposit.

We obtained four new licenses through the auction process during the quarter and conducted additional mapping and soil sampling on the Biga Peninsula properties. Regional reconnaissance work is continuing in other parts of Turkey to identify and acquire new targets.

Brazil

Exploration in Brazil consisted of support for the iron ore project and project evaluations in various prospective areas.

China

During the first quarter, our geologists from the Beijing regional exploration office evaluated projects in northern and western China. At TJS, preparation for a busy field season has begun. We started detailed mapping on several areas, including north and south of the current QLT pit, to identify extensions that will be drill targets during the upcoming drilling campaign. A structural review is underway on the targets in the vicinity of the JLG pit; we drilled some of these targets in 2007 and will drill others in 2008.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

6.

Production

	2008 Q1	2007 Q1	2007 Q2	2007 Q3	2007 Q4
TOTAL GOLD PRODUCTION
Total ounces produced	67,234	88,780	98,970	61,385	32,000
Commercial production	67,234	76,288	98,970	61,385	32,000
Cash operating cost ($/oz) [1,4]	213	220	259	228	216
Total cash cost ($/oz) [2,4]	268	233	287	264	262
Total production cost ($/oz) [3,4]	393	270	332	335	522
Realized price ($/oz sold)	933	647	664	667	774

KISLADAG GOLD MINE [5]
Commercial production	27,228	43,601	68,095	23,610	-
Tonnes to Pad	529,480	1,849,330	1,872,691	825,839	-
Grade (grams/tonne)	1.18	1.27	1.32	1.52	-
Cash operating cost ($/oz) [4]	217	192	187	191	-
Total cash cost ($/oz) [2,4]	218	194	190	194	-
Total production cost ($/oz) [3,4]	246	225	221	234	-

TJS GOLD MINE [6]
Total ounces produced	40,006	39,252	29,135	37,775	32,000
Commercial production	40,006	26,760	29,135	37,775	32,000
Tonnes milled	223,395	142,859	237,909	202,641	173,945
Grade (grams/tonne)	6.83	7.17	4.41	6.87	7.20
Cash operating cost ($/oz) [4]	211	260	440	251	216
Total cash cost ($/oz) [2,4]	302	291	522	307	261
Total production cost ($/oz) [3,4]	493	356	616	397	526

SAO BENTO GOLD MINE[7]
Commercial production	-	5,927	1,740	-	-
Tonnes milled	-	20,069	-	-	-
Grade (grams/tonne)	-	8.88	-	-	-
Cash operating cost ($/oz) [4]	-	245	80	-	-
Total cash cost ($/oz) [2,4]	-	252	132	-	-
Total production cost ($/oz) [3,4]	-	211	(50)	-	-

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

The Kişladağ gold mine temporarily ceased operations on August 18, 2007.

6

The Tanjianshan gold mine began commercial production on February 1, 2007.

7

Q2 2007 was the last quarter of production at the São Bento mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

7.

Legal

Kişladağ Mine

In the continuing litigation by certain third parties concerning the operation of our Kişladağ mine against the Turkish Ministry of Environment and Forestry (“MOEF”) and Eldorado, the plaintiff has sought to cancel the Environmental Positive Certificate for Kişladağ on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment (“EIA”). A judgment on the litigation at a Lower Administrative Court was in our favour. The plaintiff appealed that decision. As a result of the appeal, on July 19, 2007 the 6th Department of Council of State ordered the shutdown of the Kişladağ mine pending a decision on the case.

On August 18, 2007, we shut down mining operations except for those activities approved by the Turkish authorities related to sound environmental practices. The mine remained shut down during the balance of 2007.

On February 6, 2008, a decision was rendered by the 6th Department of the High Administrative Court in Ankara concluding that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case. The temporary injunction automatically expired with this decision on the case. Eldorado obtained the necessary permits from the Turkish governmental authorities and on March 6, 2008, the Kişladağ mine re-opened and resumed production activities.

On February 28, 2008 the MOEF and Eldorado, as co-defendant, filed an appeal requesting the 6th Department of the High Administrative Court to reconsider its February 6 decision on the essence of the Kişladağ EIA case. This appeal is now under consideration by the high administrative court.

Efemçukuru

During the second and third quarters of 2007, litigation by certain third parties was also filed against the MOEF seeking to cancel the Environmental Positive Certificate for Efemçukuru on the basis of alleged threats to the environment. Eldorado was accepted as a co-defendant for this litigation by the courts. This litigation has not affected the development of Efemçukuru. We are confident in both the methodology and legality of the Efemçukuru EIA. On this basis, we believe that defence of this action will be successful. If unsuccessful in defending this litigation, or if an injunction is sought and issued, then our ability to conduct mining operations at Efemçukuru may be adversely affected.

8.

Results of Operations

Net Income

Our consolidated net income for the quarter ended March 31, 2008 was $20.7 million or $0.06 per share (Q1 2007  – $12.6 million or $0.04 per share).

The main factors that contributed to our first quarter 2008 operating results were record sales from our TJS mine, higher gold prices and strong March performance from our restarted Kişladağ mine.

Gold Revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai Gold Exchanges.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

Gold revenues for the quarter ended March 31, 2008 increased 65% over 2007 due to increases in both selling prices and ounces sold. Selling prices in 2008 increased 44% over 2007. Ounces sold in 2008 increased 15% over 2007, reflecting a full quarter of sales from our TJS mine as well as the quick start-up in production at our Kişladağ mine.

	Three month period ended March 31
	2008	2007
Gold ounces sold
Kişladağ	23,129	46,814
Tanjianshan	50,475	13,674
São Bento	-	3,729
Total gold ounces sold	73,604	64,177
Average selling price per ounce	$933.04	$647.39
Gold revenues (000s)	$68,675	$41,548

Interest and Other Income

Interest income earned on cash, short-term money market investments and restricted cash balances held during the quarter was $1.0 million (Q1 2007 – $1.5 million). Other income of $2.8 million in the quarter (Q1 2007 – $0.4 million) was mainly related to São Bento’s sale of excess energy.

Operating Costs

Operating costs for the quarter of $19.8 million increased 31% over first quarter 2007 operating costs of $15.1 million due to increased ounces sold and higher unit costs of production. Unit costs of production increased due to higher-cost production from Kişladağ as a consequence of certain costs incurred during the standby and restart of the mine.

	Three month period ended March 31
	2008		2007
Total Operating costs	($000s)	$/oz [1]	($000s)	$/oz [1]

Kişladağ	5,316	230	9,258	198
Tanjianshan	14,503	287	4,144	304
São Bento	-	-	1,663	446
Total operating costs	19,819	269	15,065	235

Notes

1

Total operating costs per ounce are based on ounces sold. Refer to the section “Non-GAAP Measures” of this MD&A for reconciliation with cash operating cost per ounce calculated in accordance with the Gold Institute Standard.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization (“DD&A”) expense of $8.8 million for the quarter was significantly higher than the 2007 expense of $3.1 million, reflecting the inclusion of higher DD&A rates at our TJS mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

General and Administrative

General and administrative costs are primarily incurred in Vancouver, Canada, where we have our head office. We have continued to add to our administrative staff to support our international operations. General and administrative expense of $9.8 million for the quarter increased 32% over the 2007 expense of $7.4 million, primarily due to an increase in stock-based compensation expense and a stronger Canadian dollar.

Exploration Expense

Exploration expense of $2.2 million for the quarter was 22% lower than the 2007 expense of $2.8 million. Exploration activities are discussed in the section “Exploration Review” of this MD&A.

Mine Standby Costs

Mine standby costs in the amount of $2.4 million for the quarter reflect the costs of maintaining our Kişladağ gold mine on standby.

Foreign Exchange Loss (Gain)

Our monetary assets (cash and accounts receivable) held in Turkish lira decreased in value as measured in US dollars, resulting in a $0.9 million loss for the quarter (Q1 2007 – $0.6 million gain). The Turkish lira weakened from 1.16 lira to the US dollar at the end of 2007 to 1.28 lira to the US dollar at the end of the first quarter 2008, resulting in a $1.0 million foreign exchange loss mainly related to value added taxes receivable of $8.5 million. Our monetary assets held in other foreign currencies experienced slight gains against the US dollar, partially offsetting the loss due to the monetary assets held in Turkish lira.

Gain on Disposal of Assets

Gain on disposal of assets for the quarter was $0.1 million (Q1 2007 – $3.5 million). The gain in 2007 included the sale of our Aurizona joint venture interest in the Brazilian Piaba project.

Interest and Financing Costs

Interest expense for the quarter was $1.0 million, compared to $0.8 million in 2007. Additional funds were drawn down on the revolving credit facility for our Turkish activities during the Kişladağ mine shutdown to fund mine standby costs.

Income Taxes

Current income tax expense for the quarter was $5.7 million (Q1 2007 – nil), with $4.9 million related to our Chinese operations and $0.8 million related to our Turkish operations. Due to changes in Chinese tax law, we may not be eligible for the two-year tax holiday and reduced tax rate of 15% for six years previously granted to our project. Based on discussions to date, Chinese tax authorities have indicated that our TJS mine can qualify as an “Encouraged Project,” resulting in a 15% tax rate for the years 2008 to 2010 instead of the normal rate of 25%. In Turkey, carry forward tax losses were fully utilized during 2007. The strong March sales resulted in taxable income for the quarter.

Future tax expense in the amount of $0.3 million (Q1 2007 – $5.7 million) resulted from expenses that were deductible for tax purposes but not for accounting purposes. Future tax expense included $0.8 million related to our Turkish subsidiary, $0.4 million related to our Brazilian subsidiary and tax recovery of $0.9 million related to our Chinese subsidiary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

9.    Liquidity

Operating activities after working capital requirements for the quarter generated $47.0 million (Q1 2007 – $12.7 million). The improvement in cash generation was attributable to increased sales revenues and operating margins from our two gold mines.

In the first quarter of 2008, we invested $10.3 million in mineral property, plant and equipment and $2.4 million in deferred development expenditures. At Kişladağ, capital expenditures relating mostly to the completion of the Phase 2 expansion program totalled $3.7 million. Capital expenditures at TJS relating to the construction on the roaster totalled $6.6 million.

At São Bento, we had $0.7 million of expenditures related to property reclamation activities.

We received net proceeds of $1.2 million in consideration for issuing 391,154 common shares during 2008 related to the exercise of stock options.

At March 31, 2008, we held $79.9 million in cash and short-term deposits (December 2007 – $46.0 million) and a further $79.3 million in restricted collateral accounts (December 2007 – $74.0 million), which securitize: debt with $70.8 million (December 2007 – $65.5 million); and $8.5 million environmental and electricity deposits with the Turkish authorities (December 2007 – $8.5 million).

Contractual Obligations

The Company’s contractual obligations at March 31, 2008 comprise:

	(000s)
	2008 $	2009 $	2010 $	2011 $	2012 and later $	Total $

Debt	10,879	150	60,000	-	-	71,029
Capital leases	56	66	39	8	-	169
Operating leases	2,012	1,663	1,663	1,663	3,895	10,896
Purchase obligations	53,489	16,842	15,425	15,425	15,376	116,557

Totals	66,436	18,721	77,127	17,096	19,271	198,651

Purchase obligations from 2009 forward relate solely to Kişladağ operations, including the estimated commitments under the current external mining contractor agreement and unhedged diesel fuel purchase commitments for 2008 through 2012. Interest is not included in the debt commitments other than imputed interest in the Sino Gold loan.

10.

Capital Resources

Cash and Working Capital

At March 31, 2008, we had cash and short-term investments of $79.9 million and working capital of $116.6 million, compared with $46.0 million of cash and short-term investments and working capital of $97.6 million at the beginning of the year. The increase in cash and short-term investments was primarily attributable to the strong performance by our two mines in the first quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

The status of our financing arrangements and obligations is as follows:

Revolving Credit Facilities

In April 2005, our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. (“Tüprag”) entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. As at March 31, 2008, the Company has drawn $60.0 million in seven tranches at a weighted average interest rate of 5.47%. Each tranche has a maturity of approximately 13 months.

At March 31, 2008, $5.0 million remained available under the Revolving Credit Facility.

In November 2007, our 90% owned subsidiary, Qinghai Dachaidan Mining Limited (“QDML”) entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to review and renewal annually. The Facility is secured by way of an irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado should maintain at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit has an expiry date of November 8, 2008 and is secured by Eldorado’s funds held by HSBC as restricted cash. The Facility can be drawn down in minimum tranches of $0.1 million. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. As at March 31, 2008, the Company has drawn down $10.5 million (RMB 73.5 million) at a weighted average interest rate of 5.994%. This amount was paid in full on April 2, 2008 and the letter of credit was released.

Sino Gold Loan

Payment of the third $0.4 million annual instalment on the Sino Gold loan was made on December 7, 2007, resulting in an outstanding balance at March 31, 2008 of $0.5 million.

Equity

At March 31, 2008, Eldorado had 344.6 million (Q1 2007 – 344.2 million) common shares issued and outstanding. Since March 31, options have been exercised with respect to 0.3 million shares for a total cash consideration of approximately $1.4 million.

11.

Summary of Quarterly Results

Three months ended
	March 31		December 31		September 31		June 30
(US$000*s)	2008	2007	2007	2006	2007	2006	2007	2006

Total revenue	$ 72,519	$ 43,488	$ 28,512	$ 31,273	$ 40,038	$ 30,723	$ 76,662	$ 13,265
Net income (loss)	$ 20,737	$ 12,582	$ (9,105)	$ 5,342	$ 5,213	$ 5,199	$ 26,731	$ 215
Earnings Per Share
Basic	$ 0.06	$ 0.04	$ (0.03)	$ 0.01	$ 0.02	$ 0.02	$ 0.08	$ 0.00
Diluted	$ 0.06	$ 0.04	$ (0.00)	$ 0.01	$ 0.02	$ 0.02	$ 0.08	$ 0.00

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

12.

Off-Balance Sheet Arrangements

None.

13.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission (“SEC”)) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

Income Taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

Financial Instruments

Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

14.

Future Canadian Accounting Pronouncements

The CICA has issued a new standard that may affect Eldorado’s financial disclosures and results of operations for the interim and annual periods beginning January 1, 2009. We will adopt this standard beginning in the interim period ended March 31, 2009 and are considering the impact this will have on our financial statements.

Goodwill and Intangible Assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to our accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact on our consolidated financial statements.

15.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. We estimate the future price of gold based on historical trends and published forecasted estimates. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determining reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

In addition, we rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to generate cash flow from our operations and/or obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey described under Item 7 – Legal of this MD&A and under the heading "Regional Review – Turkey" in our Annual Information Form and the litigation risks discussed therein, we are also involved in various other legal proceedings. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

Currency Fluctuations

We operate in numerous countries – including Canada, Turkey, China and Brazil – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

16.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit Costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Cash operating cost
	2008	2007
	Q1	Q1

Gold ounces sold	73,604	64,177

Operating costs	$19,819	$15,065
Royalty expense and production taxes	(3,665)	(948)
Effects of inventory adjustments	(19)	439
Fair value of stock option grants	(434)	(432)

Cash operating cost	15,701	14,124

Cash operating cost per ounce	$ 213	$ 220

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

17.

Other MD&A Requirements

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

18.

Disclosure of Outstanding Share Data

The following table describes the share capital structure as at April 30, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		344,921,985
Share purchase options	5.77	10,318,834

19.

Management’s Report on Internal Control over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado’s internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

20.  Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2008

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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